FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga DAPA-CKD trial met all endpoints

This announcement contains inside information

28 July 2020 07:00 BST

Farxiga met all primary and secondary endpoints in groundbreaking Phase III DAPA-CKD trial for the treatment of patients with chronic kidney disease

Farxiga significantly reduced the worsening of renal function or risk of death in patients with chronic kidney disease with and without type-2 diabetes

High-level results from Farxiga's (dapagliflozin) Phase III DAPA-CKD trial showed a statistically significant and clinically meaningful effect on its primary endpoint of a composite of worsening of renal function or risk of death (defined as a composite endpoint of ≥50% sustained decline in estimated glomerular filtration rate (eGFR), onset of end stage kidney disease (ESKD) or cardiovascular (CV) or renal death) in adult patients with chronic kidney disease (CKD). The trial also met all its secondary endpoints in CKD patients with and without type-2 diabetes (T2D), making Farxiga the first medicine to significantly reduce the risk of death from any cause in this patient population.

CKD is a serious, progressive condition defined by decreased kidney function affecting nearly 700 million people worldwide,1,2 many of them still undiagnosed.3,4 Currently there are limited treatment options for these patients.5 CKD is associated with significant patient morbidity and an increased risk of CV events,6 such as heart failure (HF) and premature death.7

The co-chairs of the trial and its Executive Committee Prof. David Wheeler, University College London, and Prof. Hiddo L. Heerspink, University Medical Center Groningen, said: "The DAPA-CKD trial has shown dapagliflozin's potential as a long-awaited new treatment option for patients with chronic kidney disease. The data will be transformative for these patients."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "DAPA-CKD is the first trial to demonstrate overwhelming efficacy, including improvement on survival, in chronic kidney disease patients both with and without type-2 diabetes. We look forward to sharing these exciting Farxiga results with the scientific community and health authorities worldwide."

The safety and tolerability profile for Farxiga was consistent with the well-established safety profile of the medicine.

The full DAPA-CKD trial results will be submitted for presentation at a forthcoming medical meeting.

In March 2020, AstraZeneca announced that the DAPA-CKD trial was being stopped early following a recommendation from an independent Data Monitoring Committee based on its determination of overwhelming efficacy.

Additionally, in May 2020, Farxiga was approved in the US to reduce the risk of CV death and hospitalisation for heart failure (hHF) in adults with HF (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without T2D. Farxiga is also under review with the European Medicines Agency, as well as in other regions, for the treatment of patients with HF.

Chronic kidney disease
CKD can be a serious, progressive condition defined by decreased kidney function (shown by reduced eGFR or markers of kidney damage, or both, for at least three months).1 The most common causes of CKD are diabetes, hypertension and glomerulonephritis.8 In its most severe form, known as ESKD, kidney damage and deterioration of kidney function have progressed to the stage where dialysis or kidney transplantation are required.9 The majority of patients with CKD will die from CV causes before reaching ESKD.10

DAPA-CKD
DAPA-CKD is an international, multi-centre, randomised, double-blinded trial in 4,304 patients designed to evaluate the efficacy of Farxiga 10mg, compared with placebo, in patients with CKD Stages 2-4 and elevated urinary albumin excretion, with and without T2D. Farxiga is given once daily in addition to standard of care. The primary composite endpoint is worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD and death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD and renal death), the composite of CV death or hHF, and death from any cause. The trial was conducted in 21 countries.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily sodium-glucose co-transporter-2 (SGLT2) inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction. In the DECLARE CV outcomes trial in adults with T2D, Farxiga reduced the risk of the composite endpoint of hospitalisation for HF or CV death versus placebo, when added to standard of care.

Farxiga is currently being tested for patients with HF in the DELIVER (HF with preserved ejection fraction, HFpEF) and DETERMINE (HFrEF and HFpEF) trials. Farxiga will also be tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI trial - a first of its kind, indication-seeking registry-based randomised controlled trial. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References

1.   Kidney Disease: Improving Global Outcomes (KDIGO) CKD Work Group. KDIGO 2012 clinical practice guideline for the evaluation and management of chronic kidney disease. Kidney International Supplement 2013; (3):1-150.
2.   GBD 2017 Global, regional, and national incidence, prevalence, and years lived with disability for 354 diseases and injuries for 195 countries and territories, 1990-2017: asystematic analysis for the Global Burden of Disease Study 2017 Lancet 2018; 392:1789-858.
3.   National Kidney Foundation. Kidney Disease: The Basics [cited 07.08.20]. Available from: URL: https://www.kidney.org/news/newsroom/factsheets/KidneyDiseaseBasics.
4.   Hirst JA et al. Prevalence of chronic kidney disease in the community using data from OxRen: A UK population-based cohort study. Br J Gen Pract 2020; 70(693):e285-e293.
5.   Ward F et al. Drug therapies to delay the progression of chronic kidney disease. Clin Med (Lond) 2015; 15(6):550-7
6.   Bikbov, Boris, et al. "Global, Regional, and National Burden of Chronic Kidney Disease, 1990-2017: a Systematic Analysis for the Global Burden of Disease Study 2017." The Lancet, vol. 395, no. 10225, 13 Feb. 2020, pp. 709-733., doi:10.1016/s0140-6736(20)30045-3.
7.   Segall L et al. Heart failure in patients with chronic kidney disease: A systematic integrative review. Biomed Res Int 2014; 2014:937398.
8.   National Kidney Foundation. Kidney Disease: Causes, 2017; [cited 2020 Jun 25]. Available from URL: https://www.kidney.org/atoz/content/kidneydiscauses
9.   Centers for Disease Control and Prevention. Chronic Kidney Disease in the United States, 2019 [cited 01.05.20]. Available from URL: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
10.  Briasoulis A, Bakris GL. Chronic Kidney Disease as a Coronary Artery Disease Risk Equivalent. Cur Cardiol Rep 2013; 15(3):340.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 July 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary